AIS

RECEIVED
2009 MAR 25 A 7:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 6, 2009

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 023/2009**

Subject: Dissemination the Notice of the 2009 Annual General Meeting of Shareholders and the attachments on the Company's website.

Date: March 6, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

[redacted]

09045632

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

dlw 3/26

Enclosure

Rule 12g3-2 (b) Exemption File No. 82-3236

Summary Translation Letter
To the Stock Exchange of Thailand
March 6, 2009

AIS-CP 023/2009

March 6, 2009

Subject: Dissemination the Notice of the 2009 Annual General Meeting of Shareholders and the attachments on the Company's website.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") would like to inform that the Company will hold the 2009 Annual General Meeting of Shareholders on April 8, 2009 at 14.00 hours at the Auditorium room, 9th floor, Shinawatra Tower 3, Viphavadee Rangsit Road, Chatuchak, Bangkok, as per previous notification.

To disclose the information to shareholders, the Company has attached the invitation letter to shareholders together with all attachments and proxy, which are the same documents that will be sent to shareholders, on the Company's website www.investorrelations.ais.co.th since March 6, 2009, onwards.

Custodian, who is authorized by foreign shareholders, can download Proxy Form C on the said website for your convenience.

Please be informed accordingly.